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                                                                       Exhibit 4

                  [American Medical Response, Inc. Letterhead]

                              Contact:  Anna Marie Dunlap
                                        V.P. Investor Relations
                                        (303) 614-8570

FOR IMMEDIATE RELEASE

                               LAIDLAW TO ACQUIRE
                         AMERICAN MEDICAL RESPONSE, INC.

             MERGER WILL COMBINE TOP TWO AMBULANCE COMPANIES IN U.S.


JANUARY 6, 1997 -- AURORA, COLORADO -- American Medical Response, Inc. (NYSE:EMT) announced today that it had signed a definitive agreement through which Laidlaw Inc. (NYSE:LDWB) will acquire American Medical Response.

According to the terms of the merger agreement, Laidlaw will commence a tender offer to acquire 100 percent of American Medical Response's outstanding shares for $40 per share, or an equity value of approximately of $1.12 billion. The transaction is expected to close in February, subject to a tender of a minimum of two-thirds of American Medical Response's outstanding shares, required regulatory approvals, and other customary conditions. American Medical Response currently has approximately 28 million fully diluted common shares outstanding.

Laidlaw plans to merge its San Diego, California-based MedTrans ambulance services unit with American Medical Response. The combined entity will operate as American Medical Response, Inc. and will remain headquartered in Aurora, Colorado. Paul T. Shirley, currently Chief Executive Officer of American Medical Response, will continue in that role.

"This transaction represents a significant realization of value for our shareholders," said Paul T. Shirley, Chief Executive Officer. "American Medical Response and MedTrans are two highly successful medical transportation providers sharing a common view of the future of emergency medical services. The combination will create an organization with even greater operating efficiencies and improved service for our patients. As a combined entity, we will be well positioned to expand the scope of emergency and urgent care services offered to municipalities and health care payors."

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"We have known and respected the management of MedTrans for the past several years," Mr. Shirley continued. "We plan to capitalize on the experience of both executive teams as we grow the new company."

Since its initial public offering in 1992, American Medical Response has acquired more than 70 ambulance providers. MedTrans, acquired by Laidlaw in mid-1993, has acquired 80 ambulance companies and currently operates in 23 states. Both companies provide a variety of emergency and non-emergency medical transportation and related services to municipalities, health care payors, and individuals. Upon completion of the merger, approximately 40% of Laidlaw's total revenue will be derived from medical transportation and related services.

American Medical Response's Board of Directors received a fairness opinion regarding the merger from Smith Barney. Merrill Lynch & Co. is acting as the financial advisor to Laidlaw for the transaction.

American Medical Response is the nation's leading provider of emergency and non-emergency medical transportation services, with operations in 28 states and over 12,000 employees. Laidlaw, Inc. is a major provider of transportation and environmental services to municipalities and industries through the United States and Canada.

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MAY VARY. FOR MORE IMPORTANT INFORMATION REGARDING THE ASSUMPTIONS UPON WHICH THESE STATEMENTS ARE MADE, AND IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, REFER TO EXHIBIT 99 FILED WITH THE COMPANY'S 1995 10-K.

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